UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

EXPLANATORY NOTE

This Form 6-K/A is being filed to amend the Form 6-K filed on August 22, 2023 to correct the new maturity date for the convertible debt and to update the number of warrants and exercise price to reflect the 20-day volume weighted average price, or VWAP, traded on the New York Stock Exchange only rather than the overall 20-day VWAP.

On August 15, 2023, pursuant to Section 3.1 of the Convertible Promissory Note issued to Nokomis Capital Master Fund, LP ("Nokomis") as of August 16, 2019, as amended by Amendment No. 1 to Convertible Promissory Note dated March 20, 2020 (as amended, the “Note”), Sequans Communications S.A. (the “Company”) elected to exercise its option to extend the maturity of the Note to April 16, 2024 in exchange for an increase in the interest rate from 9.5% to 13.5% per annum effective August 15, 2023, and the issuance of a three-year warrant to Nokomis to purchase 1,244,820 Ordinary Shares (311,205 ADS) with an exercise price of US$0.8092 per share (US$3.2328 per ADS).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: September 7, 2023	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer